

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

David G. DeWalt
Chief Executive Officer
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

> **Re: McAfee, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed September 3, 2010**
> **File No. 001-31216**

Dear Mr. DeWalt:

We have completed our review of your response letter dated September 13, 2010 in connection with the above-referenced filing and have no further comments at this time on the specific issues raised.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via Facsimile (650) 493-6811
Daniel Rodriguez
Wilson Sonsini Goodrich & Rosati, P.C.